MILBANK, TWEED, HADLEY & McCLOY LLP

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212-530-5000

FAX: 212-530-5219

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NEW YORK, NY 10005-1413 _________ DAVID E. ZELTNER PARTNER DIRECT DIAL NUMBER 212-530-5003 Fax: 212-822-5003 E-MAIL: dzeltner@milbank.com

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October 14, 2011

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Larry Spirgel,

  Assistant Director

Re:   Comverse Technology, Inc.

Form 10-K for the Fiscal Year Ended January 31, 2011

Filed May 31, 2011

(SEC File No. 000-15502)

Dear Mr. Spirgel,

This letter is written on behalf of our client, Comverse Technology, Inc. (the “Company”), in response to a comment letter to the Company, dated October 4, 2011 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2011, filed by the Company with the Commission on May 31, 2011 (the “Form 10-K”). For ease of reference, each comment is printed below in bold face and is followed by the Company’s response. Any capitalized term used but not defined herein has the meaning ascribed to such term in the Form 10-K.

Securities and Exchange Commission

October 14, 2011

Backlog, page 8

1.	We note your disclosure of back-logged orders on pages eight and 18. Please revise to include an indication of the portion thereof not reasonably expected to be filled within the current fiscal year, as well as seasonal or other material aspects of the backlog. Refer to Item 101(c)(viii) of Regulation S-K.

The Company notes the Staff’s comment and advises the Staff that, in future filings, it will disclose the portion of the back-logged orders relating to the Company’s Comverse subsidiary and Starhome subsidiary, respectively, that is not reasonably expected to be filled within the then-current fiscal year and, to the extent material, provide additional disclosure regarding seasonality or other aspects of such back-log.

With respect to the disclosure relating to back-logged orders on page eight, the Company advises the Staff that it reasonably expects, as of the date hereof, that approximately 65% of the approximately $1,173.0 million of backlog as of January 31, 2011 relating to the Company’s Comverse subsidiary will not be filled within the fiscal year ending January 31, 2012.

With respect to the disclosure relating to back-logged orders on page 18, the Company advises the Staff that it reasonably expects, as of the date hereof, that approximately 67% of the approximately $45.1 million of backlog as of January 31, 2011 relating to Starhome is not reasonably expected to be filled in the fiscal year ending January 31, 2012.

Risk Factors, page 22

2.	Expand your risk factors, where appropriate, to provide quantitative disclosure to enable investors to assess the scope of the risks. For example, quantify the portion of your revenues attributable to India in the fiscal year ended January 31, 2011 in “Comverse is required to comply with stringent standards imposed through Indian telecommunications service providers…” (page 31). Quantify the portion of your total revenue derived from customers outside of the United States in “[o]ur subsidiaries have significant international sales…” (page 38), and expand your discussion of your “significant operations” in Israel, as noted in “[c]onditions in Israel and the surrounding Middle East materially adversely affect our subsidiaries…” on page 40. These are just examples.

The Company advises the Staff that the Form 10-K includes financial information, including financial disclosures by geographic region, which enables

Securities and Exchange Commission

October 14, 2011

investors to quantify the impact of risks affecting the Company by such geographic region.

For example, on page 73 of the Form 10-K, the Company disclosed that revenue “in the Americas, Europe, Middle East and Africa (or EMEA) and [Asia Pacific region] represented approximately 33%, 44%, and 23% of Comverse’s revenue, respectively, for the fiscal year ended January 31, 2011 compared to approximately 27%, 54%, and 19% of Comverse’s revenue, respectively, for the fiscal year ended January 31, 2010.” In addition, note 23 to the Consolidated Financial Statements, on page F-70, describes revenue by geographic region with breakdowns for the United States, the United Kingdom, France and “other foreign” (indicating, among other things, that no country, other than those noted above, represents more than 5% of revenue during the last three fiscal years). Furthermore, with respect to the significance of the Company’s operations in Israel, the Company discloses on page 21 of the Form 10-K that approximately 41% of its employees are located in Israel and that the size of its Israeli facilities accounts for approximately 38% of all its facilities on a consolidated basis. As noted above, the disclosure by geographic region on page F-70 indicates that revenue from Israel is less than 5% of revenue on a consolidated basis.

The Company confirms that in future filings, in addition to the financial information included in the Form 10-K referenced above, it will provide quantitative disclosure in its Risk Factors as appropriate.

Controls and Procedures, page 118

3.	We note your statement that you have certain material weaknesses for which the related remedial measures can only be fully assessed when performed in concert with a timely financial statement close and reporting process (page 121). Please disclose when management anticipates all of the deficiencies in your disclosure controls and procedures and internal control over financial reporting will be corrected.

The Company advises the Staff that, as noted in the Company’s disclosure in the Form 10-K, the remediation of certain material weaknesses can only be fully assessed when such assessment is performed in concert with a timely financial statement close and reporting process. As of May 31, 2011, the date of the filing of the Form 10-K, the Company had not filed any periodic report in a timely manner since December 2005. The Company’s filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2011 represented its first timely filing of a periodic report in nearly six years and, in order to appropriately assess the remediation of material weaknesses, the Company is required to demonstrate sustainable operating processes. Although the Company is

Securities and Exchange Commission

October 14, 2011

working diligently toward completing its assessment of the time required to conclude its remediation efforts, at this time, the Company’s management believes it is premature to disclose an anticipated date for the correction of all material weaknesses.

The Company’s management currently anticipates that most, but not all, of the material weaknesses in the Company’s disclosure controls and procedures and internal control over financial reporting will be remediated by the time the Company files its Annual Report on Form 10-K for the fiscal year ending January 31, 2012.

The Company confirms that it will disclose in its Annual Report on Form 10-K for the fiscal year ending January 31, 2012, after a timely financial statement close and reporting process, a timetable in that Form 10-K for remediating any material weaknesses that remain outstanding at that time, to the extent reasonably foreseeable.

Individual Performance Objectives, page 147

4.	The chart on page 148 appears to contain certain inaccuracies. The weighting of Annual Revenue at Comverse should be 10%, not 30% according to your disclosure on page 147. The percentage payout reflected in the first two rows appears to be the final percentage payout taking into account the weighting of the relevant objective, whereas the percentage payout for the last three objectives does not appear to take into account the weighting of the relevant objectives. Please revise or advise.

The Company acknowledges the Staff’s comment and advises the Staff that it has provided corrected disclosure in its Proxy Statement on Schedule 14A filed with the Commission on October 7, 2011.

Signatures

5.	Your Form 10-K should also be signed by your controller or principal accounting officer. See General Instruction D(2) to Form 10-K.

The Company advises the Staff that the Form 10-K was signed by Joel E. Legon, the Company’s Senior Vice President and Interim Chief Financial Officer, who in addition to serving as the Company’s principal financial officer is also the Company’s principal accounting officer. The Company has noted Mr. Legon’s role as principal accounting officer in subsequent filings, including in the Registration Statements on Form S-8 filed by the Company with the Commission on October 5, 2011. The Company confirms that in future filings it will indicate below Mr. Legon’s signature that he serves as the Company’s principal financial officer and principal accounting officer.

Securities and Exchange Commission

October 14, 2011

*        *        *

In connection with this response, the Company is furnishing a separate letter, attached hereto, acknowledging the requested representations.

Please do not hesitate to contact the undersigned at (212) 530-5003 if you have any questions or further comments regarding, or wish to discuss, any of the matters addressed in this letter.

Sincerely,

/s/ David E. Zeltner

David E. Zeltner

cc:	Celeste M. Murphy, Legal Branch Chief
Jessica Plowgian, Attorney-Advisor
Joel E. Legon,
Senior Vice President and Interim Chief Financial Officer
of Comverse Technology, Inc.
Shefali A. Shah,
Senior Vice President, General Counsel and Corporate Secretary
of Comverse Technology, Inc.

October 14, 2011

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Larry Spirgel,

  Assistant Director

Re:	Comverse Technology, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2011
Filed May 31, 2011
(SEC File No. 000-15502)

Dear Mr. Spirgel,

Comverse Technology, Inc. (the “Company”), in response to a comment letter to the Company, dated October 4, 2011, from the staff of the Securities and Exchange Commission (the “Commission”), hereby acknowledges to the Commission that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

COMVERSE TECHNOLOGY, INC.

By:	/s/ Shefali A. Shah
Name:	Shefali A. Shah
Title:	Senior Vice President,
General Counsel and
Corporate Secretary

810 Seventh Avenue, 32nd Floor, New York, NY 10019 Telephone (212) 739 1000 Facsimile (212) 739 1001

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